SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2004

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)


     1.   Name and business address of person filing statement.

          LeBoeuf, Lamb, Greene & MacRae, L.L.P. ("LLGM"), 125 West 55th Street, New York, NY 10019 and 1875 Connecticut Avenue, N.W., Washington, D.C., 20009.

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

          New York: Tia S. Barancik, Sheri E. Bloomberg, Douglas W. Hawes, William S. Lamb and Liza H. Moses

          Washington: Samuel Behrends IV, Elizabeth B. Dickerson, Elias G. Farrah, Catherine P. McCarthy, Markian M.W. Melnyk, Sonia Mendonca, Rebecca J. Michael, Mary A. Murphy, Bruce W. Neely, Brian O'Neill and Thomas B. Reems


     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          AGL Resources, Inc. and its subsidiaries
          Conectiv Corporation and its subsidiaries
          Emera, Inc. and its subsidiaries
          E.ON AG and its subsidiaries
          Keyspan Corporation and its subsidiaries
          National Grid Group plc and its subsidiaries
          Northeast Utilities and its subsidiaries
          Pepco Holdings, Inc. and its subsidiaries
          SCANA Corporation and its subsidiaries
          Unitil Corporation and its subsidiaries

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     4.   Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          Legal counsel for matters under the Public Utility Holding Company Act of 1935 and the Federal Power Act.

     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

          See Exhibit A, submitted under a request for confidential treatment.

     (b) Basis for compensation if other than salary.

          Hourly billing rates plus routine expenses.

     6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

     (a) Total amount of routine expenses charged to client:

          See Exhibit A, submitted under a request for confidential treatment.

     (b) Itemized list of all other expenses:

          No other expenses.

                                          LeBoeuf, Lamb, Greene & MacRae, L.L.P.


Date:  August 2, 2002                     By:/s/ William S. Lamb
       -------------------                   -----------------------------------
                                             William S. Lamb, Partner

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                                  Exhibit Index

A Compensation Received and to be Received from Client and Routine Expenses Charged to Client (submitted under a request for confidential treatment).